NORWOOD FINANCIAL CORP.

RESOLUTIONS
OF THE
BOARD OF DIRECTORS

WHEREAS, the Board of Directors has determined that it is desirable and in the best interests of the Company and its shareholders to amend the Bylaws to allow shareholders to submit proxies by telephone or over the internet.

NOW, THEREFORE, BE IT

RESOLVED, that Article II, Section 2.9 of the Company’s Bylaws be, and hereby is, amended to read as follows:

            2.9  Proxies.  A stockholder may vote either in person or by proxy executed or authenticated by the stockholder, or such person's duly authorized attorney-in-fact and filed with or transmitted to the Secretary or his designated agent.  A stockholder or his duly authorized attorney-in-fact may execute or authenticate a writing or transmit an electronic message authorizing another to act for him by proxy.  A telegram, telex, cablegram, datagram, email, telephone or internet communication, or other means of electronic transmission from a shareholder or attorney-in-fact, or a photographic, facsimile, or similar reproduction of a writing executed by a shareholder or attorney-in-fact may be treated as properly executed or authenticated for purposes of this section and shall be so treated if it sets forth or utilizes a confidential and unique identification number or other mark furnished by the Company to the shareholder for the purposes of a particular meeting or transaction.  No proxy shall be valid after three years from the date of its execution, unless otherwise provided in the proxy.

; and be it further

            RESOLVED, that the President or such other officers as he may designate be, and they hereby are, authorized and directed to file such notices and take such other actions as they shall deem necessary or convenient, with the advice of counsel, to place the foregoing Bylaws into effect and to carry out its purposes and their authority to act shall be conclusively, but not exclusively, evidenced by such actions.